Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following press release was issued by MarkWest Energy Partners, L.P. on August 12, 2015.

MarkWest Energy Partners, L.P.	Contact:	Frank Semple, Chairman, President & CEO
1515 Arapahoe Street		Nancy Buese, Executive VP & CFO
Tower 1, Suite 1600		Josh Hallenbeck, VP of Finance & Treasurer
Denver, CO 80202	Phone:	(866) 858-0482
	E-mail:	investorrelations@markwest.com

MarkWest Energy Partners and The Energy & Minerals Group Announce Strategic Expansion of Dry Gas Gathering Capabilities in Utica Shale to Support Ascent Resources and Other Producers

DENVER—August 11, 2015—MarkWest Energy Partners, L.P. (NYSE: MWE) (“MarkWest” and “the Partnership”) and The Energy & Minerals Group (“EMG”) today announced the development of a new, large-scale dry gas gathering system to strategically expand the parties’ leading midstream position in the Utica Shale. The extensive system will be underpinned by a long-term, fee-based contract with Ascent Resources — Utica, LLC, a subsidiary of Ascent Resources, LLC (“Ascent”). Ascent is one of the largest pure-play Appalachian E&P companies with approximately 280,000 net acres in the prolific Utica and Marcellus shale plays. As part of the agreement, Ascent has dedicated to the parties approximately 100,000 gross acres in northern Belmont and Jefferson counties, Ohio. Growing dry gas production from Ascent’s acreage is expected to support the system’s initial growth; however, the new system will also gather significant dry gas volumes from other producers.

“The Utica Shale includes some of the most productive and economic dry gas acreage in the United States and producers are quickly capitalizing on this tremendous opportunity. We are very excited to continue our strong partnership with EMG to provide Ascent and others with a premier gathering system, located in what may well be the most economic area of the Utica dry gas play,” commented Frank Semple, Chairman, President, and Chief Executive Officer of MarkWest. “Our system will be a critical new gathering option, and we anticipate total investment could exceed $1 billion over the next three years.”

The system will be designed to gather more than 2 billion cubic feet per day (Bcf/d) of gas from this highly prospective portion of the Utica’s dry gas window, and could ultimately consist of more than 250 miles of pipeline and more than 200,000 horsepower of compression. Initial operation is expected to begin by the end of 2015 and the system will provide numerous takeaway options including connections to the Ohio River System, a gathering trunkline project capable of delivering gas to Rockies Express Pipeline (REX), Texas Eastern Transmission through their new OPEN project, ET Rover Pipeline, and other interstate pipelines. Development of the system will occur under a new joint venture between MarkWest and EMG, which will be owned two-thirds by the Partnership and one-third by EMG.

Currently, MarkWest and EMG, together with Summit Midstream Partners, LLC, already operate one of the largest gathering systems in the Utica Shale through the parties’ Ohio Gathering Company, L.L.C. (“Ohio Gathering”) joint venture. Ohio Gathering’s system consists of hundreds of miles of low- and high-pressure pipelines and numerous compression facilities throughout southeastern Ohio, including Harrison, Guernsey, Belmont, Noble and Monroe counties.

Over the past year, Ohio Gathering has extended its significant rich gas footprint into growing areas of dry gas development. At the end of May 2015, Ohio Gathering began initial operations of a dry gas gathering system in the northern areas of Monroe County, and the southern portion of Belmont County, Ohio. The system currently supports Gulfport Energy Corporation (NASDAQ: GPOR), and Rice Energy (NYSE: RICE). In just over two months, the dry gas system is already transporting over 150 million cubic feet per day (MMcf/d), in addition to the 600 MMcf/d of rich gas that is currently being gathered.

“This significant dry gas gathering expansion in the Utica Shale is an example of the $6 to $9 billion of additional growth opportunities that we will have an even greater ability to deliver after consummation of the announced strategic combination with MPLX,” remarked Semple. “Our expansive gathering assets, combined with over 1.3 Bcf/d of processing capacity and 160,000 barrels per day of fractionation capacity in Ohio, are well positioned to continue supporting the exceptional growth of both dry and rich gas volumes from the Nation’s fastest growing resource play.”

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MarkWest Energy Partners, L.P. is a master limited partnership that owns and operates midstream services related businesses. MarkWest has a leading presence in many natural gas resource plays including the Marcellus Shale, Utica Shale, Huron/Berea Shale, Haynesville Shale, Woodford Shale and Granite Wash formation where it provides midstream services to its producer customers.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties.  These statements may include statements regarding the proposed acquisition of MarkWest by MPLX LP, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding MarkWest’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of MarkWest’s unitholders; the parties’ abilities to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of MarkWest being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of MarkWest and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the Securities and Exchange Commission (SEC), including MarkWest’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and MarkWest’s Report on Form 10-Q for the quarter ended June 30, 2015. The forward-looking statements should be considered in light of all these factors.  In addition, other risks and uncertainties not presently known to MarkWest or that MarkWest considers immaterial could affect the accuracy of the forward-looking statements.  The reader is cautioned not to rely unduly on these forward-looking statements. MarkWest does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of

MarkWest by MPLX. In connection with the proposed acquisition, MarkWest and MPLX intend to file relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that will include a joint proxy statement/prospectus. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus when they become available, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from MarkWest by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder.  However, MarkWest and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of MarkWest common units with respect to the proposed transaction. Information about MarkWest’s directors and executive officers is set forth in the proxy statement for MarkWest’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MarkWest’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015.  To the extent holdings of MarkWest securities have changed since the amounts contained in the proxy statement for MarkWest’s 2015 Annual Meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available).  These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MarkWest using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About The Energy & Minerals Group:

EMG is the management company for a series of specialized private equity funds. The Firm was founded by John Raymond (majority owner and CEO) and John Calvert in 2006. EMG focuses on investing across various facets of the global natural resource industry including the upstream and midstream segments of the energy complex. EMG has approximately $16.8 billion of regulatory assets under management (RAUM) and approximately $8.3 billion in commitments have been allocated across the energy sector since inception. For additional information, please visit www.emgtx.com.

About Ascent Resources, LLC:

Ascent Resources, LLC (formerly American Energy Appalachia Holdings, LLC) was created in December 2014 through the combination of Ascent Resources Utica Holdings, LLC and Ascent Resources Marcellus Holdings, LLC, which respectively own Ascent Resources — Utica, LLC and Ascent Resources — Marcellus, LLC. Since its inception, Ascent has established a leading position in the Appalachian Basin, with approximately 280,000 net acres purchased or under contract.

MarkWest Energy Partners, L.P.

Frank Semple, Chairman, President & CEO

Nancy Buese, Executive VP & CFO

Josh Hallenbeck, VP of Finance & Treasurer

866-858-0482